REORGANIZATION AGREEMENT

This REORGANIZATION AGREEMENT dated as of May 27, 2011 (this "Agreement") is by and between Eco Ventures Group, Inc. a Florida company ("ECO"), and Modern Renewable Technologies, Inc. ("MRNZ") a Nevada Corporation. ECO and MRNZ are collectively referred to herein as the "Parties".

WHEREAS, the respective boards of directors of each of ECO and MRNZ have approved the acquisition of ECO by MRNZ (the "Acquisition") upon the terms, and subject to the conditions, set forth in this Agreement;

WHEREAS, it is intended that, for federal income tax purposes, the Acquisition shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated there under (the "Code"); and

WHEREAS, ECO and MRNZ desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

WHEREAS, MRNZ desires to acquire 70% of the issued and outstanding stock of ECO;

NOW, THEREFORE, The Boards of Directors of MRNZ and ECO deem it advisable and in their best interests that the shareholders of ECO acquire approximately a 99% controlling interest in the securities of MRNZ, and MRNZ acquire a 70% controlling interest in the securities of ECO, in accordance with the terms and conditions of this Reorganization Agreement.

1. *Pre-Closing Actions of MRNZ.* Either prior to or immediately upon execution of this Agreement and prior to any Closing as set forth herein, MRNZ shall undertake the following actions:

(a) The Board of Directors of MRNZ shall unanimously approve and deliver to Cutler Law Group ("Escrow") in escrow resolutions with respect to (a) approving the Transactions set forth herein; (b) increasing or directing the size of the Board of Directors to be three members; (c) electing three persons designated by ECO to the Board of Directors, and (d) approving a name change of the corporation to Eco Ventures Group, Inc.

(b) MRNZ shall prepare and deliver to counsel for ECO for review a Form 8-K filing which reflects the transactions contemplated by this Agreement, as required to be filed with the Securities and Exchange Commission (the "Commission") on the Closing Date (defined below)

(c) MRNZ shall either complete a full dilution of all issued and outstanding notes, convertible debentures, warrants and/or options of its common stock or cancel or cause to be cancelled all those not exercised into shares of its common stock such that at Closing there shall be a total of 78,395,515 shares of common stock issued and outstanding (including the Escrowed MRNZ Shares).

(d) MRNZ shall issue and deliver to Cutler Law Group as Escrow (the "Escrow Agent") for a total of 78,386,300 shares of common stock of MRNZ (which at the time of

Closing will reflect approximately 99% of the fully diluted issued and outstanding common stock of MRNZ) for delivery to members of ECO at Closing (the "Escrowed MRNZ Shares").

(e) MRNZ will deliver letters of resignation of MRNZ's current officers and directors to be effective on or before June 15, 2011, unless new officers and directors have been appointed prior to that date pursuant to this Agreement;

(f) MRNZ shall use its reasonable best efforts to prepare and complete the documents necessary to be filed with local, state and federal authorities to consummate the transactions contemplated hereby.

2. <u>Pre-Closing Actions of ECO</u>. Immediately upon execution of this Agreement and prior to the Closing as set forth herein, ECO shall undertake the following actions:

(a) ECO shall cause its Board of Directors to execute and deliver resolutions approving the Transactions set forth herein.

(b) ECO shall deliver to Cutler Law Group as Escrow (the "Escrow Agent") share certificates of the Company shares which represents 70% of the equity of ECO, for delivery to MRNZ at Closing (the "Escrowed ECO Shares").

(c) ECO shall complete and deliver to MRNZ a complete audit of its financial statements, including any interim or other financial statements required for inclusion in the Form 8-K filing to be completed at Closing, (the "ECO Financial Statements").

(d) ECO shall cooperate with its reasonable best efforts to assist MRNZ to prepare and complete the documents necessary to be filed with local, state and federal authorities to consummate the transactions contemplated hereby.

3. *Conditions to Closing*. The parties' obligation to close the proposed Acquisition will be subject to specified conditions precedent including, but not limited to, the following:

(a) the representations and warranties of ECO as set forth in Section 6 herein shall remain accurate as of the Closing Date and no material adverse change in the business of ECO shall have occurred;

(b) the representations and warranties of MRNZ as set forth in Section 7 herein shall remain accurate as of the Closing Date and no material adverse change in the business of MRNZ shall have occurred;

(c) all the documents necessary to be filed with local, state and federal authorities are prepared

(d) MRNZ shall have provided the board resolutions and any other approval required on or before June 15, 2011 to complete the board election and the name change.

(e) MRNZ shall retain its good standing as a publicly company is quoted on the OTCBB under the symbol "MRNZ".

(f)   Reverse Split. It is hereby agreed that neither Party shall agree to a reverse split of the shares of the public company for a period of three (3) years from the Closing.

4.   *At the Closing.*

(a)   At the Closing, Cutler Law Group shall release from escrow letters of resignation and the MRNZ Board Resolutions effectuating the election of three new members of the Board of Directors.

(b)   At the Closing, Cutler Law Group shall deliver the Escrowed MRNZ Shares to ECO for delivery to members of ECO.

(c)   At the Closing, Cutler Law Group shall deliver the Escrowed ECO Shares to MRNZ.

(d)   At the Closing, the existing officers of MRNZ shall resign and be replaced by those officers appointed by the new Board of Directors.

(f)   Immediately subsequent to the Closing, the combined entities will file the Form 8-K required for the transactions contemplated by this Agreement.

5.   *Timing of Closing.* The Closing is anticipated to occur within 10 days of this Agreement, but shall occur upon the satisfaction of the conditions set forth in this Agreement and upon instructions from the parties hereto to the Escrow Agent. The Closing Date shall occur as soon as possible after the execution of this Agreement and upon completion of the amendment to the Articles of Incorporation, unless the Escrow Agent receives instructions otherwise from the parties or notice from a party that the conditions set forth herein have not occurred. In the event the Closing does not occur on or before July 31, 2011, (i) the Escrow Agent shall return the Escrowed ECO Shares to ECO and (ii) the Escrow Agent shall return the Escrowed MRNZ Shares.

6.   *Representations of ECO.* Except as set forth in the ECO Financial Statements delivered as set forth in Section 2(c) above, ECO represents and warrants as follows:

(a)   *Ownership of Shares.* As of the Closing Date, MRNZ will become the record and beneficial owner of the Escrowed ECO Shares. The Escrowed ECO Shares will be free from claims, liens or other encumbrances, except as provided under applicable federal and state securities laws and pursuant to a Shareholders Agreement of even date herewith between MRNZ and the remaining two ECO shareholders. The Escrowed ECO Shares shall reflect 70% of the ownership equity of ECO.

(b)   *Fully paid and Nonassessable.* The Escrowed ECO Shares constitute duly and validly issued ownership interests of ECO, and are fully paid and nonassessable, and ECO further represents that it has the power and the authority to execute this Agreement and to perform the obligations contemplated hereby;

(c)   *Organization of ECO; Authorization.* ECO is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida with full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement have been duly

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authorized by all necessary corporate action and this Agreement constitutes a valid and binding obligation of ECO; enforceable against it in accordance with its terms. Except as set forth on Schedule 6(c), ECO has no subsidiaries.

(d)   *Capitalization.* As of the Closing Date, ECO has a total of 200 shares issued and outstanding. All of the issued and outstanding shares of ECO are validly issued, fully paid and non-assessable and there is not and as of the Closing Date there will not be outstanding any warrants, options or other agreements on the part of any of ECO obligating such entity to issue any additional shares of common or preferred stock, any ownership interest or any of its securities of any kind.

(e)   *No Conflict as to ECO.* Neither the execution and delivery of this Agreement nor the consummation of the exchange of the Escrowed ECO Shares will (a) violate any provision of the membership agreement or by-laws (or other governing instrument) of ECO or (b) violate, or be in conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or excuse performance by any Person of any of its obligations under, or cause the acceleration of the maturity of any debt or obligation pursuant to, or result in the creation or imposition of any Encumbrance upon any property or assets of ECO under, any material agreement or commitment to which ECO is a party or by which its property or assets is bound, or to which any of the property or assets of ECO is subject, or (c) violate any statute or law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to ECO except, in the case of violations, conflicts, defaults, terminations, accelerations or encumbrances described in clause (b) of this Section for such matters which are not likely to have a material adverse effect on the business or financial condition of ECO.

(f)   *Consents and Approvals of Governmental Authorities.* No consent, approval or authorization of, or declaration, filing or registration with, any Governmental Body is required to be made or obtained by ECO in connection with the execution, delivery and performance of this Agreement by ECO or the consummation of the sale of the Escrowed ECO Shares.

(g)   *Other Consents.* No consent of any Person is required to be obtained by ECO to the execution, delivery and performance of this Agreement or the consummation of the sale of the Escrowed ECO Shares, including, but not limited to, consents from parties to leases or other agreements or commitments, except for any consent which the failure to obtain would not be likely to have a material adverse effect on the business and financial condition of ECO as a whole.

(h)   *Litigation.* There is no action, suit, inquiry, proceeding or investigation by or before any Court or Governmental body pending or threatened in writing against or involving ECO which is likely to have a material adverse effect on the business or financial condition of ECO as a whole, or which questions or challenges the validity of this Agreement. ECO is not subject to any judgment, order or decree that is likely to have a material adverse effect on the business or financial condition of ECO as a whole.

(i) *Absence of Certain Changes.* ECO has not:

        1.   suffered the damage or destruction of any of its properties or assets (whether or not covered by insurance) which is materially adverse to the business or financial condition, or made any disposition of any of its material properties or assets other than in the ordinary course of business;

        2.   made any change or amendment in its certificate of incorporation or by-laws, or other governing instruments;

        3.   other than the ECO Escrowed Shares, issued or sold any Equity Securities or other securities, acquired, directly or indirectly, by redemption or otherwise, any such Equity Securities, reclassified, split-up or otherwise changed any such Equity Security, or granted or entered into any options, warrants, calls or commitments of any kind with respect thereto;

        4.   organized any new Subsidiary or acquired any Equity Securities of any Person or any equity or ownership interest in any business;

        5.   borrowed any funds or incurred, or assumed or become subject to, whether directly or by way of guarantee or otherwise, any obligation or liability with respect to any such indebtedness for borrowed money;

        6.   paid, discharged or satisfied any material claim, liability or obligation (absolute, accrued, contingent or otherwise), other than in the ordinary course of business;

        7.   prepaid any material obligation having a maturity of more than 90 days from the date such obligation was issued or incurred;

        8.   cancelled any material debts or waived any material claims or rights, except in the ordinary course of business;

        9.   disposed of or permitted to lapse any rights to the use of any material patent or registered trademark or copyright or other intellectual property owned or used by it;

        10.   sold, transferred or otherwise disposed of any material assets, including without limitation technology and intangible assets;

        11.   granted any general increase in the compensation of officers or employees (including any such increase pursuant to any employee benefit plan);

(j) *Compliance with Law.* The operations of ECO have been conducted in accordance with all applicable laws and regulations of all Governmental Bodies having jurisdiction over them, except for violations thereof which are not likely to have a material adverse effect on the business or financial condition of ECO as a whole. ECO has not received any notification of any asserted present or past failure by it to comply with any such applicable laws or regulations. ECO has all material licenses, permits, orders or approvals from the Governmental Bodies required for the conduct of its business, and is not in material



violation of any such licenses, permits, orders and approvals. All such licenses, permits, orders and approvals are in full force and effect, and no suspension or cancellation of any thereof has been threatened.

(k) *Title to Properties.* ECO owns all the material properties and assets that it purports to own (real, personal and mixed, tangible and intangible), including, without limitation, all the material properties and assets reflected in the ECO Financial Statements. All properties and assets, including without limitation technology and intangible assets, are free and clear of all material encumbrances and are not, in the case of real property, subject to any material rights of way, building use restrictions, exceptions, variances, reservations or limitations of any nature whatsoever except, with respect to all such properties and assets, (a) mortgages or security interests shown on the ECO Financial Statements as securing specified liabilities or obligations, with respect to which no default (or event which, with notice or lapse of time or both, would constitute a default) exists, (b) mortgages or security interests incurred in connection with the purchase of property or assets after the date of such financial statements (such mortgages and security interests being limited to the property or assets so acquired), with respect to which no default (or event which, with notice or lapse of time or both, would constitute a default) exists, (c) as to real property, (i) imperfections of title, if any, none of which materially detracts from the value or impairs the use of the property subject thereto, or impairs the operations of ECO as a whole and (ii) zoning laws that do not impair the present or anticipated use of the property subject thereto, and (d) liens for current taxes not yet due. The properties and assets of ECO include all rights, properties and other assets necessary to permit ECO to conduct business in all material respects in the same manner as it is conducted on the date of this Agreement.

7. *Representations of MRNZ.* MRNZ for its respective rights and interests represents and warrants as follows:

(a) *Organization; Authorization.* MRNZ is a corporation duly organized, validly existing and in good standing under the laws of Nevada with full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action of MRNZ and this Agreement constitutes a valid and binding obligation; enforceable against in accordance with its terms. MRNZ has no subsidiaries.

(b) *Capitalization.* The authorized capital stock of MRNZ consists of 750,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share, authorized. As of the date of this Agreement, MRNZ has 9,215 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. As of the Closing Date, MRNZ shall have no more than 78,395,515 shares of common stock outstanding (including the MRNZ Escrowed Shares), and no preferred shares. No shares have otherwise been registered under state or federal securities laws. As of the Closing Date, all of the issued and outstanding shares of common stock of MRNZ are validly issued, fully paid and non-assessable and, there is not and as of the Closing Date there will not be outstanding any warrants, options or other agreements on the part of MRNZ obligating any of MRNZ to issue any additional shares of common or preferred stock or any of its securities of any kind, except for such shares or securities called for in this Agreement. The Common Stock of MRNZ is presently quoted on the over-the-counter bulletin board under the symbol "MRNZ". MRNZ is current in all of its required filings with the US Securities and Exchange Commission.

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(c)   *No Conflict as to MRNZ and Subsidiaries.* Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein will (a) violate any provision of the articles of incorporation or organization of MRNZ or any of its Subsidiaries or (b) violate, or be in conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or excuse performance by any Person of any of its obligations under, or cause the acceleration of the maturity of any debt or obligation pursuant to, or result in the creation or imposition of any Encumbrance upon any property or assets of any of MRNZ or any of its Subsidiaries under, any material agreement or commitment to which any of MRNZ, any of its Subsidiaries is a party or by which any of their respective property or assets is bound, or to which any of the property or assets of any of MRNZ or any of its Subsidiaries is subject, or (c) violate any statute or law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to MRNZ or any of its Subsidiaries except, in the case of violations, conflicts, defaults, terminations, accelerations or Encumbrances described in clause (b) of this Section for such matters which are not likely to have a material adverse effect on the business or financial condition of MRNZ and its subsidiaries, taken as a whole.

(d)   *Consents and Approvals of Governmental Authorities.* Except with respect to a Form 8-K filing with the US Securities and Exchange Commission, no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Body is required to be made or obtained by MRNZ in connection with the execution, delivery and performance of this Agreement by MRNZ or the consummation of the transactions contemplated herein.

(e)   *Other Consents.* No consent of any Person is required to be obtained by MRNZ to the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated herein, including, but not limited to, consents from parties to leases or other agreements or commitments, except for any consent which the failure to obtain would not be likely to have a material adverse effect on the business and financial condition of MRNZ.

(f)   *Litigation.* There is no action, suit, inquiry, proceeding or investigation by or before any court or Governmental Body pending or threatened in writing against or involving MRNZ or any of its Subsidiaries which is likely to have a material adverse effect on the business or financial condition of MRNZ and any of its Subsidiaries, taken as whole, or which would require a payment by MRNZ or its subsidiaries in excess of $10,000 in the aggregate or which questions or challenges the validity of this Agreement. Neither MRNZ nor any or its Subsidiaries is subject to any judgment, order or decree that is likely to have a material adverse effect on the business or financial condition of MRNZ or any of its Subsidiaries, taken as a whole, or which would require a payment by MRNZ or its Subsidiaries in excess of $10,000 in the aggregate.

(g)   *Absence of Certain Changes.* Neither MRNZ nor any of its Subsidiaries has:

1.   suffered the damage or destruction of any of its properties or assets (whether or not covered by insurance) which is materially adverse to the business or financial condition of MRNZ and its Subsidiaries, taken as a whole, or made any

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disposition of any of its material properties or assets other than in the ordinary course of business;

2. made any change or amendment in its certificate of incorporation or by-laws, or other governing instruments;

3. paid, discharged or satisfied any material claim, liability or obligation (absolute, accrued, contingent or otherwise), other than in the ordinary course of business;

4. prepaid any material obligation having a maturity of more than 90 days from the date such obligation was issued or incurred;

5. cancelled any material debts or waived any material claims or rights, except in the ordinary course of business;

6. disposed of or permitted to lapse any rights to the use of any material patent or registered trademark or copyright or other intellectual property owned or used by it;

7. granted any general increase in the compensation of officers or employees (including any such increase pursuant to any employee benefit plan);

8. purchased or entered into any contract or commitment to purchase any material quantity of raw materials or supplies, or sold or entered into any contract or commitment to sell any material quantity of property or assets, except (i) normal contracts or commitments for the purchase of, and normal purchases of, raw materials or supplies, made in the ordinary course business, (ii) normal contracts or commitments for the sale of, and normal sales of, inventory in the ordinary course of business, and (iii) other contracts, commitments, purchases or sales in the ordinary course of business;

9. written off or been required to write off any notes or accounts receivable in an aggregate amount in excess of $2,000;

10. written down or been required to write down any inventory in an aggregate amount in excess of $ 2,000;

11. entered into any collective bargaining or union contract or agreement; or

12. other than the ordinary course of business, incurred any liability required by generally accepted accounting principles to be reflected on a balance sheet and material to the business or financial condition of MRNZ and their subsidiaries taken as a whole.

(h) *Compliance with Law*. The operations of MRNZ and its Subsidiaries have been conducted in accordance with all applicable laws and regulations of all Governmental Bodies having jurisdiction over them, except for violations thereof which are not likely to have a material adverse effect on the business or financial condition of MRNZ and its

Subsidiaries, taken as a whole, or which would not require a payment by MRNZ or its Subsidiaries in excess of $2,000 in the aggregate, or which have been cured. Neither MRNZ nor any of its Subsidiaries has received any notification of any asserted present or past failure by it to comply with any such applicable laws or regulations. MRNZ and its Subsidiaries have all material licenses, permits, orders or approvals from the Governmental Bodies required for the conduct of their businesses, and are not in material violation of any such licenses, permits, orders and approvals. All such licenses, permits, orders and approvals are in full force and effect, and no suspension or cancellation of any thereof has been threatened.

8.   *Noncircumvention.*   It is understood that in connection with the transactions contemplated hereby, ECO has been and will be seeking to find investors willing to provide loans and/or capital investments to finance business plans. In connection therewith, MRNZ will not, and it will cause its directors, officers, employees, agents and representatives not to attempt, directly or indirectly, (i) to contact any party introduced to it by ECO, or (ii) deal with, or otherwise become involved in any transaction with any party which has been introduced to it by ECO, without the express written permission of the introducing party and without having entered into a commission agreement with the introducing party. Any violation of the covenant shall be deemed an attempt to circumvent ECO, and the party so violating this covenant shall be liable for damages in favor of the circumvented party.

9.   *No Solicitations.*   From and after the date of this Agreement until the Closing Date or termination of this Agreement pursuant, neither MRNZ nor ECO will nor will it authorize or permit any of its officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by it, directly or indirectly, (i) solicit or initiate the making, submission or announcement of any other acquisition proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any person any non public information with respect to any other acquisition proposal, (iii) engage in discussions with any Person with respect to any other acquisition proposal, except as to the existence of these provisions, (iv) approve, endorse or recommend any other acquisition proposal or (v) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any other acquisition proposal.

10.   *Notices.*   Any notice which any of the parties hereto may desire to serve upon any of the other parties hereto shall be in writing and shall be conclusively deemed to have been received by the party at its address, if mailed, postage prepaid, United States mail, registered, return receipt requested, to the following addresses:

If to ECO: Eco Ventures Group, Inc.
                               7432 State Road 50
                               Groveland, FL 34736
                               Attn: Randall J. Lanham
                               Telephone: (949) 933-1964
                               Facsimile: (949) 858-6774

                               With a copy to:

                               Cutler Law Group
                               3355 West Alabama, Suite 1150
                               Houston, TX 77098
                               Attn: M. Richard Cutler

                              Telephone: (713) 888-0040
                              Facsimile: (800) 836-0714

If to MRNZ: c/o Randy White
                              13520 Oriental St.
                              Rockville, MD 20853

                              Telephone: (202) 492-9200
                              Facsimile:

11.   *Successors.* This Agreement shall be binding upon and inure to the benefit of the heirs, personal representatives and successors and assigns of the parties.

12.   *Choice of Law.* This Agreement shall be construed and enforced in accordance with the laws of the State of Nevada, and the parties submit to the exclusive jurisdiction of the courts of Nevada in respect of all disputes arising hereunder.

13.   *Counterparts.* This Agreement may be signed in one or more counterparts, all of which taken together shall constitute an entire agreement.

14.   *Confidential Information.* Each of ECO and MRNZ hereby acknowledges and agrees that all information disclosed to each other whether written or oral, relating to the other's business activities, its customer names, addresses, all operating plans, information relating to its existing services, new or envisioned products or services and the development thereof, scientific, engineering, or technical information relating to the others business, marketing or product promotional material, including brochures, product literature, plan sheets, and any and all reports generated to customers, with regard to customers, unpublished list of names, and all information relating to order processing, pricing, cost and quotations, and any and all information relating to relationships with customers, is considered confidential information, and is proprietary to, and is considered the invaluable trade secret of such party (collectively "Confidential Information"). Any disclosure of any Confidential Information by any party hereto, its employees, or representatives shall cause immediate, substantial, and irreparable harm and loss to the other. Each party understands that the other desires to keep such Confidential Information in the strictest confidence, and that such party's agreement to do so is a continuing condition of the receipt and possession of Confidential Information, and a material provision of this agreement, and a condition that shall survive the termination of this Agreement. Consequently, each party shall use Confidential Information for the sole purpose of performing its obligations as provided herein.

15.   *Entire Agreement.* This Agreement and the Shareholders Agreement sets forth the entire agreement and understanding of the Parties hereto with respect to the transactions contemplated hereby, and supersedes all prior agreements, arrangements and understandings related to the subject matter hereof. No understanding, promise, inducement, statement of intention, representation, warranty, covenant or condition, written or oral, express or implied, whether by statute or otherwise, has been made by any Party hereto which is not embodied in this Agreement or the written statements, certificates, or other documents delivered pursuant hereto or in connection with the transactions contemplated hereby, and no party hereto shall be bound by or liable for any alleged understanding, promise, inducement, statement, representation, warranty, covenant or condition not so set forth.



16.   *Costs and Expenses.* Except as otherwise specifically set forth herein, each party will bear its own attorneys, brokers, investment bankers, agents, and finders employed by, such party. The parties will indemnify each other against any claims, costs, losses, expenses or liabilities arising from any claim for commissions, finder's fees or other compensation in connection with the transactions contemplated herein which may be asserted by any person based on any agreement or arrangement for payment by the other party.

17.   *Attorney's Fees.* Should any action be commenced between the parties to this Agreement concerning the matters set forth in this Agreement or the right and duties of either in relation thereto, the prevailing party in such Action shall be entitled, in addition to such other relief as may be granted, to a reasonable sum as and for its Attorney's Fees and Costs.

18.   *Finders.* ECO and MRNZ represents and warrants that there are no finders or other parties which have represented ECO or MRNZ in connection with this transaction which have not received appropriate compensation.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

For and on behalf of: Eco Ventures Group, Inc.
                                 A Florida corporation



By:_____
Randall J. Lanham
President

For and on behalf of: Modern Renewable Technologies, Inc.
                                 a Nevada corporation

By:_____
Randy White
President and Chief Executive Officer